Filed Pursuant to Rule 433
Registration No. 333-158385
August 20, 2010
FREE WRITING PROSPECTUS
(To Prospectus dated April 2, 2009,
and Prospectus Supplement dated April 9, 2009)



Structured
Investments

HSBC USA Inc.

$

Capped Index Prepaid Put Notes Linked to the S&P 500® Index due December 22, 2010 Series 2 (the "Notes")

General

- The Notes are designed for investors who seek a capped return which is dependent upon on the level of the S&P 500® Index (the "Index") on the Valuation Date. Investors should be willing to forgo dividend payments made on the stocks underlying the Index during the term of the Notes. In addition, if the Index declines moderately, investors should be willing to lose some of their investment in the Notes, and if the Index declines below the Lower Strike Level, investors should be willing to lose all of their investment in the Notes.
- Terms used in this free writing prospectus are described or defined herein, in the accompanying prospectus supplement and prospectus. The Notes offered will have the terms described herein and in the prospectus supplement and prospectus. **The Notes are not principal protected, and you may lose up to 100% of your initial investment.**
- Since the payment structure on the Notes at maturity is similar to an option payment structure, you must have an options-approved account in order to purchase the Notes. The Notes involve a high degree of risk and are not appropriate for every investor. You must be able to understand and bear the risk of an investment in the Notes, and you must be experienced with respect to options and option transactions.
- This free writing prospectus relates to a single note offering. The purchaser of a Note will acquire a security linked to the single Reference Asset described below.
- Although the offering relates to a Reference Asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or any component security included in the Reference Asset or as to the suitability of an investment in the related Notes.
- Senior unsecured debt obligations of HSBC USA Inc. maturing December 22, 2010.
- The minimum initial investment is $100,000, resulting in a minimum initial purchase of 1,146 warrants (after rounding).

Key Terms

Issuer:	HSBC USA Inc.
Issuer Rating:	AA- (S&P), A1 (Moody's), AA (Fitch)*
Reference Asset:	The S&P 500® Index (the "Index")
Principal Amount:	$87.30 per Note.
Trade Date:	August 20, 2010
Pricing Date:	August 20, 2010
Original Issue Date:	August 25, 2010
Valuation Date:	December 17, 2010, subject to further adjustment as described under "Market Disruption Events" herein.
Maturity Date:	December 22, 2010, subject to further adjustment as described under "Market Disruption Events" herein.
Payment at Maturity:	For each Note, the Cash Settlement Value.
Cash Settlement Value:	For each Note, you will receive a cash payment equal to:

If the Ending Index Level is greater than or equal to the Upper Strike Level of 850, the Maximum Payment of $93.68;

If the Ending Index Level is less than the Upper Strike Level but greater than the Lower Strike Level, an amount calculated as follows: Maximum Payment – ($1,000 × Index Change)

If the Ending Index Level is less than or equal to the Lower Strike Level of 750, $0.

If the Ending Index Level is less than the Upper Strike Level of 850, you will receive less than the Maximum Payment on the Maturity Date and you may lose some or all of your initial investment. If the Ending Index Level is less than or equal to the Lower Strike Level, you will lose the entire amount of your initial investment.

Maximum Payment:	$93.68 per Note.
Index Change:	$$\frac{\text{Upper Strike Level} - \text{Ending Index Level}}{\text{Initial Index Level}}$$
Initial Index Level:	1,067.50, which was an intraday level of the Index on the Pricing Date determined in the sole discretion of the calculation agent. The Initial Index Level is not the regular Closing Level on the Pricing Date. Ending Index Level: The Closing Level of the Index on the Valuation Date.
Upper Strike Level:	850
Lower Strike Level:	750
Closing Level:	With respect to any Scheduled Trading Day, the closing level of the Index as determined by the Calculation Agent by referencing the Bloomberg Professional® service page "SPX <INDEX>" or any successor page on Bloomberg Professional® service or any successor service, as applicable.
CUSIP/ISIN:	40432R641 / US40432R6412
Form of Notes:	Book-Entry
Business Day:	Any day other than a Saturday or Sunday that is neither a legal holiday nor a day on which banking institutions in The City of New York are authorized or required by law or regulation to close.
Calculation Agent:	HSBC USA Inc. or one of its affiliates.
Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.

* A credit rating reflects the creditworthiness of HSBC USA Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. The Notes themselves have not been independently rated. Each rating should be evaluated independently of any other rating.

Investment in the Notes involves certain risks. You should refer to "Selected Risk Considerations" beginning on page 3 of this document and "Risk Factors" on page S-3 of the prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or determined that this free writing prospectus, or the accompanying prospectus supplement and prospectus, is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction, and involve investment risks including possible loss of the Principal Amount invested due to the credit risk of HSBC. HSBC Securities (USA) Inc. or another of our affiliates or agents may use the pricing supplement related to this free writing prospectus in market-making transactions in any Notes after their initial sale. **Unless we or our agent informs you otherwise in the confirmation of sale, the pricing supplement relating to this free writing prospectus is being used in a market-making transaction.** HSBC Securities (USA) Inc., an affiliate of ours, will purchase the Notes from us for distribution to the placement agent. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page 11 of this free writing prospectus.

We have appointed J.P. Morgan Securities Inc. as placement agent for the sale of the Notes. J.P. Morgan Securities Inc. will offer the Notes to investors directly or through other registered broker-dealers.

	Price to Public[1]	Fees and Commissions	Proceeds to Issuer
Per Note/Total	$87.30	$0	$87.30

[1] Discretionary accounts purchasing the notes will pay a purchase price of $87.30 per Note, and the placement agents with respect to sales made to such accounts will forgo any fees.

JPMorgan
Placement Agent
August 20, 2010

Additional Terms Specific to the Notes

This free writing prospectus relates to a single note offering linked to the Reference Asset identified on the cover page. The purchaser of a Note will acquire a senior unsecured debt security linked to the Reference Asset. We reserve the right to withdraw, cancel or modify any offering and to reject orders in whole or in part. Although the Note offering relates only to a single Reference Asset identified on the cover page, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or any securities comprising the Reference Asset or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated April 2, 2009 and the prospectus supplement dated April 9, 2009. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement or prospectus, the terms described in this free writing prospectus shall control. You should carefully consider, among other things, the matters set forth in "Selected Risk Considerations" beginning on page 3 of this free writing prospectus and "Risk Factors" on page S-3 of the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus and a prospectus supplement) with the U.S. Securities and Exchange Commission ("SEC") for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus and the prospectus supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus and prospectus supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

- the prospectus supplement at www.sec.gov/Archives/edgar/data/83246/000114420409019785/v145824_424b2.htm

- the prospectus at www.sec.gov/Archives/edgar/data/83246/000104746909003736/a2192100zs-3asr.htm

We are using this free writing prospectus to solicit from you an offer to purchase the Notes. You may revoke your offer to purchase the Notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any material changes to the terms of the Notes, we will notify you.

Supplemental Information Relating to the Terms of the Notes

Notwithstanding anything contained in the accompanying prospectus supplement to the contrary, the Notes will be issued under the senior indenture dated March 31, 2009, between HSBC USA Inc., as Issuer, and Wells Fargo Bank, National Association, as trustee. Such indenture has substantially the same terms as the indenture described in the accompanying prospectus supplement. HSBC Bank USA, N.A. will act as paying agent with respect to the Notes pursuant to a Paying Agent and Securities Registrar Agreement dated June 1, 2009, between HSBC USA Inc. and HSBC Bank USA, N.A.

Selected Purchase Considerations

- **THE APPRECIATION OF THE NOTES IS CAPPED** — If the Ending Index Level is greater than the Upper Strike Level of 850, you will receive the Maximum Payment of $93.68 per Note at maturity, which entitles you to a return on your investment of 7.31%. You will not receive a return on the Notes greater than the Maximum Cap. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **NO PROTECTION AGAINST LOSS** —The Notes do not guarantee any return of your initial investment. The return on the Notes at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the Ending Index Level is above or below the Upper Strike Level or the Lower Strike Level, as applicable. **If the Ending Index Level is less than the Upper Strike Level, you will receive less than the Maximum Payment on the Maturity Date, and if the Ending Index Level is less than or equal to the Lower Strike Level, you will lose the entire amount of your initial investment.**

- **DIVERSIFICATION OF THE S&P 500® INDEX** — The return on the Notes is linked to the S&P 500® Index. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. For additional information about the Reference Asset, see the information set forth under "Description of the Reference Asset" herein.

- **TAX TREATMENT** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Considerations" below. Subject to certain limitations, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel in this transaction, Sidley Austin LLP, the Notes should be treated as executory contracts with respect to the Index for U.S. federal income tax purposes. Accordingly, you should not recognize taxable income or loss during the term of a Note prior to the sale, exchange or maturity of the Note. Upon the sale, exchange or maturity of a Note, you should recognize capital gain or loss in an amount equal to the difference between the amount realized at that time and your tax basis in the Note, which would equal the price you paid for the Note. Such gain or loss will be short-term capital gain or loss. The deductibility of capital losses is subject to certain limitations.

On December 7, 2007, the Treasury Department and the IRS released a notice requesting comments on a number of possible U.S. federal income tax treatments for "prepaid forward contracts" and similar instruments. While the scope of the notice does not appear to specifically encompass instruments such as the Notes, it is possible that any regulations or other guidance issued after consideration of these issues might materially and adversely affect the tax consequences of an investment in the Notes, possibly with retroactive effect. You should review carefully the section entitled "Certain U.S. Federal Income Tax Considerations" below and "Certain U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement and consult your tax adviser regarding the tax treatment of the Notes, including the possible impact of this notice.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the component securities of the Index. Some of the risks that apply to the Notes are summarized here, but we urge you to read the more detailed explanation of risks relating to the Notes generally in the "Risk Factors" section of the accompanying prospectus supplement.

- **THE NOTES ARE A RISKY INVESTMENT AND YOU CAN LOSE THE ENTIRE AMOUNT OF YOUR INITIAL INVESTMENT** —The Notes do not guarantee any return of your initial investment. The return on the Notes at maturity is linked to the Index and will depend on whether, and the extent to which, the Ending Index Level is above or below the Upper Strike Level or Lower Strike Level, as applicable. If the Ending Index Level is less than the Upper Strike Level of 850, you will receive a payment that is less than the Maximum Payment on the Maturity Date. If the Ending Index Level is less than the Lower Strike Level of 750, you will not be entitled to any payment and will lose the entire amount of your initial investment in the Notes.

- **THE NOTES ARE SUBJECT TO A MAXIMUM PAYMENT** — If the Ending Index Level is greater than the Upper Strike Level of 850, you will receive at maturity the Maximum Payment of $93.68 per Note, regardless of the appreciation of the Index, which may be significant. The maximum return of your investment is 7.31%.

- **THE PAYMENT AT MATURITY OF THE NOTES IS SUBJECT TO CONSIDERABLE DOWNSIDE LEVERAGE** — If the Ending Index Level is less than the Upper Strike Level of 850, for every 1% decline of the Index (as compared to the Initial Index Level) below the Upper Strike Level of 850, your payment at expiration will be reduced by 10.675% of the Maximum Payment.

- **CREDIT RISK OF HSBC USA INC**. — The Notes are senior unsecured debt obligations of the issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including any principal protection at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

- **THE INITIAL PUBLIC OFFERING PRICE OF THE NOTES MAY BE HIGHER THAN THAT OF SIMILAR NOTES OR OPTIONS** —The initial public offering price of the Notes may be in excess of the price that a commercial user of options on the Index might pay for a comparable Note or option in a private transaction.

- **THE NOTES ARE SUITABLE ONLY FOR INVESTORS WITH OPTIONS-APPROVED ACCOUNTS** — Since the payment structure on the Notes at maturity is similar to an option payment structure, we are requiring that Notes be sold only to investors with options−approved accounts. We suggest that investors considering purchasing Notes be experienced with respect to options and options transactions and reach an investment decision only after carefully considering, with their advisers, the suitability of the Notes in light of their particular circumstances. Notes may not be suitable for persons solely dependent upon a fixed income, for individual retirement plan accounts or for accounts under the Uniform Transfers/Gifts to Minors Act. You should be prepared to sustain a total loss of the purchase price of your Notes.

- **THE NOTES ARE NOT STANDARDIZED OPTIONS ISSUED BY THE OPTIONS CLEARING CORPORATION** — The Notes are not standardized stock index options of the type issued by the Options Clearing Corporation (the "OCC"), a clearing agency regulated by the SEC. For example, unlike purchasers of OCC standardized options who have the credit benefits of guarantees and margin and collateral deposits by OCC clearing members to protect the OCC from a clearing member's failure, purchasers of these Notes must look solely to us for performance of our obligations to pay the Cash Settlement Value, if any, at maturity. The Notes are our senior unsecured obligations and will rank equally with our other senior unsecured obligations and with our unsecured and unsubordinated debt. In addition, the secondary market for the Notes, if any, is not expected to be as liquid as the market for OCC standardized options.

- **THE NOTES ARE NOT DESIGNED TO BE SHORT-TERM TRADING INSTRUMENTS** — The price at which you will be able to sell your Notes to us or our affiliates prior to maturity, if at all, may be at a substantial discount from the principal amount of the Notes, even in cases where Closing Level is above the Upper Strike Level. The potential returns described in this free writing prospectus assume that your Notes, which are not designed to be short-term trading instruments, are held to maturity.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — The original issue price of the Notes includes the placement agent's commission and the estimated cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which HSBC Securities (USA) Inc. will be willing to purchase Notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale of Notes by you prior to the Maturity Date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

- **NO DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the Notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.

- **LACK OF LIQUIDITY** — The Notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. intends to offer to purchase the Notes in the secondary market but is not required to do so and may cease making such offers at any time. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily.

- **POTENTIAL CONFLICTS —** We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any corporate action that might affect the level of the Index and the value of the Notes.

- **THE NOTES ARE NOT INSURED BY ANY GOVERNMENTAL AGENCY OF THE UNITED STATES OR ANY OTHER JURISDICTION** — The Notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of the Issuer, and in the event that the Issuer is unable to pay its obligations as they become due, you may not receive the full payment at maturity of the Notes.

- **S&P MAY ADJUST THE S&P 500® INDEX IN A WAY THAT AFFECTS ITS LEVEL, AND S&P HAS NO OBLIGATION TO CONSIDER YOUR INTERESTS**— Standard & Poor's Financial Services LLC, a subsidiary of The McGraw-Hill Companies, Inc. ("S&P"), is responsible for calculating and maintaining the Index. S&P can add, delete or substitute the equity securities underlying the Index or make other methodological changes that could change the level of the Index. You should realize that the changing of equity securities included in the Index may affect the Index, as a newly added equity security may perform significantly better or worse than the equity security or securities it replaces. Additionally, S&P may alter, discontinue or suspend calculation or dissemination of the Index. Any of these actions could adversely affect the value of the Notes. S&P has no obligation to consider your interests in calculating or revising the Index. See "Description of the Reference Asset."

- **MARKET DISRUPTIONS MAY ADVERSELY AFFECT YOUR RETURN**— The calculation agent may, in its sole discretion, determine that the markets have been affected in a manner that prevents it from properly determining the Ending Index Level or the Index Change, as applicable, on the Valuation Date and calculating the amount that we are required to pay you, if any, at maturity. These events may include disruptions or suspensions of trading in the markets as a whole. If the calculation agent, in its sole discretion, determines that any of these events prevents us or any of our affiliates from properly hedging our obligations under the Notes, it is possible that the Valuation Date and the Maturity Date will be postponed and your return will be adversely affected. See "Market Disruption Events."

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES —** In addition to the level of the Index on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    - the expected volatility of the Index;
    - the time to maturity of the Notes;
    - the dividend rate on the equity securities underlying the Index;
    - interest and yield rates in the market generally;
    - a variety of economic, financial, political, regulatory or judicial events; and
    - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

What Is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Reference Asset

The table on the following page illustrates the hypothetical total return at maturity on the Notes. The "total return" as used in this free writing prospectus is the number, expressed as a percentage, that results from comparing (1) the difference between the payment at maturity per Note and the principal amount of each Note to (2) the principal amount of each Note. The hypothetical total returns set forth below reflect the Initial Index Level of 1,067.50, the principal amount of $87.30 per Note, the Upper Strike Level of 850 and the Lower Strike Level of 750. The hypothetical total returns set forth on the following page are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Hypothetical Ending Index Level	Hypothetical Index Return	Hypothetical Cash Settlement Value	Hypothetical Note Return
1,601.25	50.00%	$93.68	7.31%
1,174.25	10.00%	$93.68	7.31%
1,067.50	0.00%	$93.68	7.31%
960.75	-10.00%	$93.68	7.31%
854.00	-20.00%	$93.68	7.31%
850.00	-20.37%	$93.68	7.31%
830.00	-22.25%	$74.94	-14.15%
810.00	-24.12%	$56.21	-35.61%
796.63	-25.37%	$43.68	-49.96%
790.00	-26.00%	$37.47	-57.07%
770.00	-27.87%	$18.74	-78.54%
750.00	-29.74%	$0.00	-100.00%
747.25	-30.00%	$0.00	-100.00%
533.75	-50.00%	$0.00	-100.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Index decreases from the Initial Index Level of 1,067.50 to an Ending Index Level of 700.

Because the Ending Index Level of 700 is less than the Lower Strike Level of 750, the investor loses the entire investment in the Notes.

Example 2: The level of the Index increases from the Initial Index Level of 1,067.50 to an Ending Index Level of 1,200.

Because the Ending Index Level of 1,200 is greater than the Upper Strike Level of 850, the investor receives the Maximum Payment of $93.68 per Note.

Example 3: The level of the Index decreases from the Initial Index Level of 1,067.50 to an Ending Index Level of 900.

Because the Ending Index Level of 900 is greater than the Upper Strike Level of 850, the investor receives the Maximum Payment of $93.68 per Note.

Example 4: The level of the Index decreases from the Initial Index Level of 1,067.50 to an Ending Index Level of 796.63.

Because the Ending Index Level of 796.63 is less than the Upper Strike Level of 850, but higher than the Lower Strike Level of 750, the Index Change is 0.05, calculated as follows:

$$\frac{\text{Upper Strike Level - Ending Index Level}}{\text{Initial Index Level}}$$

$$\frac{850 - 800}{1{,}067.50}$$

0.05

and the investor receives at maturity the Cash Settlement Value of $43.68 per Note, calculated as follows:

(Maximum Return - [$1,000 × Index Change])

($93.68 - [$1,000 × 0.05]).

$43.68

Even though the Ending Index Level was above the Lower Strike Level, because the Ending Index Level was below the Upper Strike Level, the investor earns a negative return of 49.97% on the initial investment.

Description of the Reference Asset

General

This free writing prospectus is not an offer to sell and it is not an offer to buy interests in the Reference Asset or any of the stocks comprising the Reference Asset. All disclosures contained in this free writing prospectus regarding the Reference Asset, including its make-up, performance, method of calculation and changes in its components, where applicable, are derived from publicly available information. Neither HSBC nor any of its affiliates assumes any responsibilities for the adequacy or accuracy of information about the Reference Asset or any constituent included in the Reference Asset contained in this free writing prospectus. You should make your own investigation into the Reference Asset.

We urge you to read the section "Sponsors or Issuers and Reference Asset" on page S-37 in the accompanying prospectus supplement.

The S&P 500® Index

We have derived all information relating to the Reference Asset, including, without limitation, its make-up, performance, method of calculation and changes in its components, from publicly available sources. That information reflects the policies of, and is subject to change by, S&P. S&P is under no obligation to continue to publish, and may discontinue or suspend the publication of the Reference Asset at any time.

S&P publishes the Reference Asset.

The Reference Asset is a capitalization weighted index and is intended to provide an indication of the pattern of common stock price movement. The calculation of the level of the Reference Asset, discussed below in further detail, is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. S&P chooses companies for inclusion in the Reference Asset with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the NYSE, which S&P uses as an assumed model for the composition of the total market.

Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company's common stock is generally responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company. Ten main groups of companies comprise the Reference Asset with the approximate percentage of the market capitalization of the Reference Asset included in each group as of August 19, 2010 indicated in parentheses: Information Technology (18.56%), Financials (15.89%), Health Care (11.69%), Consumer Staples (11.59%), Energy (10.92%), Industrials (10.53%), Consumer Discretionary (10.92%), Utilities (3.76%), Materials (3.59%) and Telecommunication Services (3.18%). Changes in the Reference Asset are reported daily in the financial pages of many major newspapers, on Bloomberg Professional® service under the symbol "SPX" and on the S&P website. Information contained in the S&P website is not incorporated by reference in, and should not be considered a part of, this pricing supplement. The Reference Asset does not reflect the payment of dividends on the stocks included in the Reference Asset.

Computation of the Reference Asset

S&P currently computes the Reference Asset as of a particular time as follows:

(i) the product of the market price per share and the number of then outstanding shares of each component stock as determined as of that time (referred to as the "market value" of that stock);

(ii) the market values of all component stocks as of that time are aggregated;

(iii)   the average of the market values as of each week in the base period of the years 1941 through 1943 of the common stock of each company in a group of 500 substantially similar companies is determined;

(iv)   the mean average market values of all these common stocks over the base period are aggregated (the aggregate amount being referred to as the "base value");

(v)   the current aggregate market value of all component stocks is divided by the base value; and

(vi)   the resulting quotient, expressed in decimals, is multiplied by ten.

While S&P currently employs the above methodology to calculate the Reference Asset, no assurance can be given that S&P will not modify or change this methodology in a manner that may affect the performance of the Reference Asset.

S&P adjusts the foregoing formula to offset the effects of changes in the market value of a component stock that are determined by S&P to be arbitrary or not due to true market fluctuations.

These changes may result from causes such as:

- the issuance of stock dividends;

- the granting to shareholders of rights to purchase additional shares of stock;

- the purchase of shares by employees pursuant to employee benefit plans;

- consolidations and acquisitions;

- the granting to shareholders of rights to purchase other securities of the company;

- the substitution by S&P of particular component stocks in the Reference Asset; and

- other reasons.

In these cases, S&P first recalculates the aggregate market value of all component stocks, after taking account of the new market price per share of the particular component stock or the new number of outstanding shares of that stock or both, as the case may be, and then determines the new base value in accordance with the following formula:

$$\text{Old Base Value} \times \frac{\text{New Market Value}}{\text{Old Market Value}} = \text{New Base Value}$$

The result is that the base value is adjusted in proportion to any change in the aggregate market value of all component stocks resulting from the causes referred to above to the extent necessary to negate the effects of these causes upon the Reference Asset.

In addition, S&P standard practice is to remove all closely held shares and shares held between corporations who are both in the calculations of the Reference Asset and a Reference Asset component's market value.

Discontinuance or Modification of the Index

If the Reference Sponsor (as defined below) discontinues publication of or otherwise fails to publish the Index on any day on which the Index is scheduled to be published and the Reference Sponsor or another entity publishes a successor or substitute index that the calculation agent determines to be comparable to the discontinued index (the comparable index, the "Successor Index"), then that Successor Index will be deemed to be the index for all purposes relating to the Notes, including for purposes of determining whether a Market Disruption Event exists. Upon any selection by the calculation agent of a Successor Index, the calculation agent will furnish written notice to us and the holders of the Notes.

If the Index is discontinued or if the Reference Sponsor fails to publish the Index and the calculation agent determines that no Successor Index is available at that time, then the calculation agent will determine the applicable Closing Level using the same general methodology previously used by the Reference Sponsor. The calculation agent will continue to make that determination until the earlier of (i) the Valuation Date or (ii) a determination by the calculation agent that the Index or a Successor Index is available. In that case, the calculation agent will furnish written notice to us and the holders of the Notes.

If at any time the method of calculating the Index or a Successor Index, or the level thereof, is changed in a material respect, or if the Index or a Successor Index is in any other way modified so that, in the determination of the calculation agent, the level of that Index does not fairly represent the level of the Index or Successor Index that would have prevailed had those changes or modifications not been made, then the calculation agent will make the calculations and adjustments as may be necessary in order to determine a level comparable to the level that would have prevailed had those changes or modifications not been made. If, for example, the method of calculating the Index or a Successor Index is modified so that the level of that Index is a fraction of what it would have been if it had not been modified, then the calculation agent will adjust that Index in order to arrive at a level of the Index or Successor Index as if it had not been modified. In that case, the calculation agent will furnish written notice to us and the holders of the Notes.

Notwithstanding these alternative arrangements, discontinuance of the publication of the Index may adversely affect the value of, and trading in, the Notes.

"Reference sponsor" means S&P.

License Agreement with S&P:

We have entered into a nonexclusive license agreement providing for the license to us, in exchange for a fee, of the right to use indices owned and published by S&P in connection with some products, including the securities.

The Notes are not sponsored, endorsed, sold or promoted by S&P. S&P makes no representation or warranty, express or implied, to the holders of the Notes or any member of the public regarding the advisability of investing in financial products generally or in the Notes particularly or the ability of the S&P 500® to track general stock market performance. S&P's only relationship to HSBC USA Inc. (other than transactions entered into in the ordinary course of business) is the licensing of certain service marks and trade names of S&P and of the S&P 500® which is determined, composed and calculated by S&P without regard to HSBC or the Notes. S&P has no obligation to take the needs of HSBC or the holders of the Notes into consideration in determining, composing or calculating the S&P 500®. S&P is not responsible for and has not participated in the determination of the timing of the sale of the Notes, prices at which the Notes are to initially be sold, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Notes.

Historical Performance of the Reference Asset

The following graph sets forth the daily historical performance of the Reference Asset based on the daily historical Closing Levels from January 3, 2005 through August 19, 2010. The Closing Level for the Reference Asset on August 19, 2010 was 1,075.63. We obtained the Closing Levels below from Bloomberg Professional® service. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Professional® service. The Initial Index Level was determined on the Pricing Date in the manner described on the cover of this free writing prospectus and is not a Closing Level.

The historical levels of the Reference Asset should not be taken as an indication of future performance, and no assurance can be given as to the Closing Level on the Valuation Date. We cannot give you assurance that the performance of the Reference Asset will result in the return of any of your initial investment.

Historical Performance of the S&P 500® Index



Source: Bloomberg Professional® service

Market Disruption Events

If the Valuation Date is not a Scheduled Trading Day, then the Valuation Date will be the next day that is a Scheduled Trading Day. If a Market Disruption Event (as defined below) exists on the Valuation Date, then the Valuation Date will be the next Scheduled Trading Day for which there is no Market Disruption Event. If a Market Disruption Event exists with respect to the Valuation Date on five consecutive Scheduled Trading Days, then that fifth Scheduled Trading Day will be the Valuation Date, and the Ending Index Level will be determined by means of the formula for and method of calculating that Index which applied just prior to the Market Disruption Event, using the Relevant Exchange traded or quoted price of each stock in the Index (or a good faith estimate of the value of a security in the Index). For the avoidance of doubt, if no Market Disruption Event exists with respect to the Index on the Valuation Date, the determination of the Ending Index Level will be made on the originally scheduled Valuation Date, irrespective of the existence of a Market Disruption Event. If the Valuation Date is postponed, then the Maturity Date will also be postponed by an equal number of Scheduled Trading Days and no interest will be paid in respect of such postponement.

"Market disruption event" means any Scheduled Trading Day on which any Relevant Exchange or Related Exchange fails to open for trading during its regular trading session or on which any of the following events has occurred and is continuing which the issuer determines is material:

(i) any suspension of or limitation imposed on trading by any Relevant Exchange or Related Exchanges or otherwise, (A) relating to stocks included in the Index then constituting 20% or more of the level of the Index; or (B) in futures or options contracts relating to the Index on any Related Exchange; or

(ii) any event (other than any event described in (iii) below) that disrupts or impairs the ability of market participants in general (A) to effect transactions in, or obtain market values for, stocks included in the Index then constituting 20% or more of the level of the Index; or (B) to effect transactions in, or obtain market values for, futures or options contracts relating to the Index on any applicable Related Exchange; or

(iii) the closure, on any Scheduled Trading Day, of any Relevant Exchange or any Related Exchange relating to stocks included in the Index then constituting 20% or more of the level of the Index prior to its scheduled closing time (unless the earlier closing time is announced by the Relevant Exchange or Related Exchange at least one hour prior to the earlier of (A) the actual closing time for the regular trading session on such exchange; or (B) the submission deadline for orders to be entered into the Relevant Exchange or Related Exchange for execution at the close of trading on that day).

"Related Exchange" means each exchange or quotation system or any successor or temporary substitute for such exchange or quotation system (provided HSBC has determined, for a substitute exchange or quotation system, that liquidity on such substitute is comparable to liquidity on the original Related Exchange) and where trading has a material effect (as determined by the calculation agent) on the overall market for futures or options contracts relating to the Index.

"Relevant Exchange" means the primary exchange or quotation system for any stocks then included in the Index.

"Scheduled Closing Time" means the scheduled weekday closing time of the Relevant Exchange or Related Exchange, without regard to after hours or any other trading outside of the regular trading session hours.

"Scheduled Trading Day" means any day on which all of the Relevant Exchanges and Related Exchanges are scheduled to be open for their respective regular trading sessions.

Certain U.S. Federal Income Tax Considerations

U.S. Holders

Subject to the limitations described herein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel in this transaction, Sidley Austin LLP, the Notes should be characterized as executory contracts with respect to the Index for U.S. federal income tax purposes. Accordingly, a U.S. holder of a Note should be required to recognize taxable gain or loss with respect to a Note only upon the sale, exchange or maturity of the Note. Upon a sale, exchange or maturity of a Note, a U.S. holder should be required to recognize taxable gain or loss in an amount equal to the difference between the amount realized upon such sale, exchange or maturity and the U.S. holder's tax basis in the Note. A U.S. holder's tax basis in a Note generally will equal such U.S. holder's initial investment in the Note. Such gain or loss would generally be treated as short-term capital gain or loss. The deductibility of capital losses is subject to certain limitations.

If the Notes are not characterized as executory contracts for U.S. federal income tax purposes, then the U.S. federal income tax treatment of the purchase, ownership and disposition of the Notes could differ from the treatment discussed above, with the result that the timing and character of income, gain or loss recognized by a U.S. holder with respect to a Note could differ from the timing and character of income, gain or loss recognized with respect to a Note had the Note been treated as an executory contract for U.S. federal income tax purposes. In addition, on December 7, 2007, the Treasury Department and the IRS released a notice requesting comments on a number of possible U.S. federal income tax treatments for "prepaid forward contracts" and similar instruments. While the scope of the notice does not appear to specifically encompass instruments such as the Notes, it is possible that any regulations or other guidance issued after consideration of these issues might materially and adversely affect the tax consequences of an investment in the Notes, possibly with retroactive effect. You should review carefully the section entitled "Certain U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement and consult your tax adviser regarding the tax treatment of the Notes, including the possible impact of this notice.

Non-U.S. Holders

Based on the characterization and tax treatment of each Note as an executory contract, in the case of a non-U.S. holder, a payment made with respect to a Note on the maturity date will not be subject to United States withholding tax, provided that such non-U.S. holder complies with applicable certification requirements, if any, and that such payment is not effectively connected with a United States trade or business of such non-U.S. holder. In general, gain realized on the sale, exchange or maturity of the Notes by a non-U.S. holder will not be subject to U.S. federal income tax, unless (1) the gain with respect to the Notes is effectively connected with a trade or business conducted by the non-U.S. holder in the United States, or (2) the non-U.S. holder is a nonresident alien individual who holds the Notes as a capital asset and is present in the United States for more than 182 days in the taxable year of the sale, exchange or maturity and certain other conditions are satisfied.

As discussed above, alternative characterizations and tax treatments of the Notes for U.S. federal income tax purposes are possible. Should an alternative characterization and tax treatment of the Notes, by reason of a change or clarification of the law, by regulation or otherwise, cause payments with respect to the Notes to become subject to withholding tax, we will withhold tax at the applicable statutory rate. Prospective non-U.S. holders of the Notes should consult their own tax advisors in this regard.

Events of Default and Acceleration

If the Notes have become immediately due and payable following an event of default (as defined in the accompanying prospectus) with respect to the Notes, the calculation agent will determine the accelerated payment at maturity due and payable in the same general manner as described in "Key Terms" in this free writing prospectus. In that case, the Business Day preceding the date of acceleration will be used as the Valuation Date for purposes of determining the accelerated Ending Index Level. The accelerated Maturity Date will be the third Business Day following the accelerated Valuation Date.

If the Notes have become immediately due and payable following an event of default, you will not be entitled to any additional payments with respect to the Notes. For more information, see "Description of Debt Securities — Events of Default" and "— Events of Default; Defaults" in the accompanying prospectus.

Supplemental Plan of Distribution (Conflicts of Interest)

Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc., an affiliate of HSBC, will purchase the Notes from HSBC, at the price indicated on the cover of the pricing supplement, the document that will be filed pursuant to Rule 424(b)(2) containing the final pricing terms of the Notes, for distribution to J.P. Morgan Securities Inc. or will offer the Notes directly to investors. The Notes will be sold exclusively to discretionary accounts and therefore HSBC Securities (USA) Inc. and J.P. Morgan Securities Inc. will forego any fees or commissions in connection with the offering of the Notes.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the Notes, but is under no obligation to do so and may discontinue any market-making activities at any time without notice. See "Supplemental Plan of Distribution" on page S-52 in the prospectus supplement.